SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MGP INGREDIENTS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

55303J 106

(CUSIP Number)

Carl W. Struby, Lathrop & Gage LLP

Suite 2800, 2345 Grand Boulevard, Kansas City, Missouri 64108

(816) 460-5834

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16,  2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Cloud L. Cray, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 810,005

	8	Shared Voting Power 364,184

	9	Sole Dispositive Power 810,005

	10	Shared Dispositive Power 364,184

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,189

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A(1) for Cloud L. Cray, Jr.

Item 1.	Security and Issuer.

This statement relates to shares of the No Par Value Common Stock of MGP Ingredients, Inc. (the “Company”). The address of the principal executive offices of the Company is Cray Business Plaza, 100 Commercial Street, Atchison, Kansas 66002.

Item 2.	Identity and Background.

(a)                       Name of person filing:

Cloud L. Cray, Jr.

(b)                       Address:

20045 266th Road

Atchison, KS 66002

(c)                        Present principal occupation or employment:

Member of Board of the Company. The Company is a producer of certain ingredients and distillery products.

(d)                       Criminal convictions: the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)                        Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

(f)                         Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.
See Item 4

(1)  This report updates the Reporting Person’s ownership of the Company and amends certain information reported in Item 6 of his Schedule 13D dated January 3, 2012.

Item 4.	Purpose of Transaction.

As indicated in the Reporting Person’s Schedule 13D report dated January 3, 2012, pursuant to the terms of his deceased spouse’s trust 475,530 shares previously reported as beneficially owned by him were distributed from such trust on March 9, 2012.  Of these shares, 335,314 were distributed to the Cray Family Foundation, of which the Reporting Person is the trustee, and 140,216 shares were distributed to the Cray Medical Research foundation, of which the Reporting Person is chairman of the board and of which he and his family members constitute a majority of the board. Since January 3, 2012, in addition to the transactions described below, the Reporting Person has gifted 17,400 shares to family members and Cray Medical Research Foundation has disposed of 4,828 shares.

On December 16, 2012, the Reporting Person contributed 2,555,967 shares of Common Stock to Cray MGP Holdings LP, a Kansas limited partnership, of which Cray Family Management LLC, a Kansas limited liability company, is the general partner. In connection with his contribution, the Reporting Person received a 99% interest in Cray MGP Holdings LP. Other family members (Karen Seaberg and Susan Robbins) contributed 18,000 shares and Cathy Scroggs contributed cash to Cray Family Management LLC, which used the contributions to acquire a 1% interest in Cray MGP Holdings LP on December 30, 2013.  On December 26, 2012, the Reporting Person donated a 65% limited partnership interest in Cray MGP Holdings LP to the Cloud L. Cray, Jr. Gift Trust (the “Gift Trust”). Under the terms of the Gift Trust, the Reporting Person may reacquire all or any part of this contribution by substituting property of equivalent value, but he has no intent to do so.

Cray Family Management LLC  is the general partner of Cray MGP Holdings LP.  The Reporting Person’s daughter, Karen Seaberg, is the sole manager of Cray Family Management LLC, and Karen Seaberg and her sisters, Cathy Scroggs and Susan Robbins, are its members. Karen Seaberg also is the trustee of the Gift Trust. The beneficiaries of the Gift Trust  are the descendants of  the Reporting Person living from time to time.

As the manager of Cray Family Management LLC, the Reporting Person’s daughter, Karen Seaberg, has sole power to vote and dispose of the shares held by Cray MGP Holdings LP.  The Reporting Person has no interest in Cray Family Management LLC.

The Reporting Person has no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D.

Item 5.	Interest and Securities of the Issuer.

(a)-(b) The number and percentage of shares of MGP Ingredients, Inc. Common Stock, no par value, beneficially owned by the Reporting Person, based on 17,934,233 shares outstanding as of April 26, 2013, are as follows:

(i)                                     Number Beneficially Owned:  1,174,189

Percent of Class: 6.5%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                     Sole voting power to vote or direct the vote  810,005

(B)                     Shared power to vote or direct the vote: 364,184

(C)                     Sole power to dispose or direct the disposition of: 810,005

(D)                     Shared power to dispose or direct the disposition of: 364,184

The Reporting Person disclaims beneficial  ownership of  419,874 shares included under paragraphs (ii)(A) and (ii)(C) above, consisting of 72,000 shares held in trusts for the benefit of family members and 347,874 shares held by the Cray Family Foundation, of which the Reporting Person is the trustee. The Reporting Person disclaims beneficial ownership of the shares listed under subparagraphs (ii)(B) and (ii)(D), which include 26,000  held by the Cloud L. Cray Foundation, of which the Reporting Person and his nephew, Thomas Cray, are trustees, and 351,584  held by the Cray Medical Research Foundation, of which the Reporting Person is chairman of the board and of which he and family members constitute a majority of the board. The amounts reported in (ii)(A) and (C) include 6,000 shares subject to presently exercisable stock options.

The amounts reported do not include 3,765,912 shares believed to be beneficially owned by the Reporting Person’s daughter, Karen Seaberg, which include the shares held by the Cray MGP Holdings LP referred to in Item 4, as to which the Reporting Person disclaims a beneficial interest.

(c)                                  During the last 60 days, the Reporting Person has effected no transactions in shares of the Company.

(d)-(e)               Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The terms of the limited partnership agreement of the Cray MGP Holdings LP give Karen Seaberg the unfettered right and authority to dispose of Common Stock held by the partnership for so long as she is the sole manager of Cray Family Management LLC.  If either of her sisters should become manager, they may only sell Common Stock to lineal descendants of the Reporting Person, or trusts for the benefit of a descendant or descendants or an entity over which one or more lineal descendants possesses voting control.  Should any other person become manager of Cray Family Management LLC or should the limited partnership have more than one general partner, the terms of the partnership agreement require the general partner to offer the Common Stock held by the partnership to the persons described in the preceding sentence before disposing of it to third parties.  Distributions by the partnership are to be made as determined by its general partner in proportion to the limited partners’ respective partnership interests. The partnership may be dissolved with the consent of the general partner and holders of 80% of the limited partnership interests.  Upon dissolution, distribution of partnership assets would be determined by its general partner or other person designated by law.

The Reporting Person’s Schedule 13D dated January 3, 2012  reported that he was  a former trustee of the Cray Family Trust U/T/A dated April 4, 1975, as amended by a First Amendment dated November 13, 1980 (the “Trust”). His designated successor was ineligible to be appointed and he therefore  revoked the designation and continues to serve as a trustee of the Trust. The Trust formerly held 333 shares of the Company’s Preferred Stock (76.2% of all preferred shares outstanding). One of the other two trustees is Richard B. Cray, the Reporting Person’s brother. The Reporting Person also is one of the three depositors and, prior to his resignation as a trustee of the Voting Trust in 2010, was one of three trustees of the MGP Ingredients, Inc. Voting Trust (the “Voting Trust”), which was created under a voting trust agreement dated as of November 16, 2005. The shares of Preferred Stock formerly held by the Trust were contributed to the Voting Trust, which now holds such shares, and the Trust holds beneficial interests in the Voting Trust. The trustees of the Voting Trust are Laidacker M. Seaberg (the Reporting Person’s son-in-law), his wife, Karen Seaberg (the Reporting Person’s daughter) and Richard B. Cray (the Reporting Person’s brother).

The Articles of Incorporation and Bylaws of the Company entitle the holders of the Preferred Stock to elect five out of the Company’s nine directors. Only the holders of Preferred Stock are entitled to vote upon any proposal which requires stockholder approval and which will authorize or direct the Company to merge with another corporation, consolidate, voluntarily dissolve, sell, lease or exchange all or substantially all of its property and assets, or amend its Articles of Incorporation; provided, that the holders of Common Stock are entitled to vote, as a class, upon any such proposal if the result thereof would be to increase or decrease the aggregate number of authorized shares of Common Stock or Preferred Stock, increase or decrease the par value of the shares of Common Stock or Preferred Stock, or alter or change the powers, preferences or special rights of the Common Stock or Preferred Stock so as to affect the holders of Common Stock adversely. On all other matters, other than the election of directors, the holders of Common Stock and Preferred Stock each vote separately, as a class, and no such matter to be acted upon may be approved unless it receives the affirmative vote, consent or approval of the holders of a majority, or such greater percentage as may be required by law, of the shares of Common Stock and the shares of Preferred Stock.

The Trust will continue in effect until the last death of the issue of Cloud L. Cray, Sr., as defined in the Trust, who were living at the creation of the Trust.  A majority of the Trustees may also terminate the Trust at such time as the Trustees believe it to be consistent with the intent of the trustors in establishing the Trust. Until the Trust is terminated or dissolved, each Trustee may appoint a successor trustee, provided that any successor must be and remain a major officer and stockholder of the Company. The Trustees are permitted to act with respect to the voting or divestment of shares of the

Company’s stock held by the Trust in accordance with the decision of a majority of the Trustees.

The Voting Trust became effective on January 30, 2006 and was amended effective August 23, 2010.  It will continue in effect until the last death of the issue of Cloud L. Cray, Sr. who was living at the creation of the Trust. There presently are 18 such persons living, the youngest of which is 38 years old.  The Voting Trust may also be terminated by the consent of a majority of the Trustees or the beneficiaries of 90% of the shares held in the Voting Trust or upon the sale of all the shares held in the Voting Trust.  Until the Voting Trust is terminated or dissolved, each Trustee may appoint a successor trustee, provided that any successor must either (i) meet (and continue to meet) the officer and shareholder qualifications that a successor trustee under the Trust must meet under the terms of the First Amendment to the Trust dated November 13, 1980 or (ii) be an issue of Cloud L. Cray, Sr., or the spouse of such issue, and own at least 10,000 shares of the Company’s Common Stock. (As in the case of depositors of the Trust, the original trustees of the Voting Trust are not subject to this requirement). Only one person who is solely an issue of Cloud L. Cray, Sr., or the spouse of such issue (and not also an officer), may serve as successor trustee at one time. The Trustees are permitted to act with respect to the voting or divestment of shares of the Company’s stock held by the Voting Trust in accordance with the decision of a majority of the Trustees.

Item 7.	Material to be Filed as Exhibits.

99.1                        Cray Family Trust (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D dated November 17, 1994).

99.2                        First Amendment to Clay Family Trust dated November 13, 1980 (incorporated by reference to Exhibit 9.2 to MGP Ingredients, Inc.’s Form 10-Q for the quarter ended December 31, 2005 (File No. 000-17196)).

99.3                        Voting Trust Agreement dated as of November 16, 2005 (incorporated by reference to Exhibit 9.1 to MGP Ingredients, Inc.’s Form 10-Q for the quarter ended December 31, 2005 (File No. 000-17196))..

99.4                        First Amendment to Voting Trust. (incorporated by reference to Exhibit 9.4 to MGP Ingredients, Inc.’s Form 10-K for the fiscal year ended June 30, 2010 (File No. 000-17196)).

*99.5                 Cray Family Management LLC Operating Agreement dated September 25, 2012.

*99.6                 Limited Partnership Agreement of Cray MGP Holdings LP dated October 1, 2012, as amended May 8, 2013.

*  Filed herewith

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Cloud L. Cray, Jr.
Cloud L. Cray, Jr.
Date: May 9, 2013